Terms of the Notes

The Contingent Income Issuer Callable Yield Notes Linked to the S&P 500® Index (the “Notes”) provide a quarterly Contingent Coupon Payment of at least $18.75 on the applicable Contingent Payment Date if, on any quarterly Observation Date, the Observation Value of the Underlying is greater than or equal to its Coupon Barrier. The actual Contingent Coupon Payment will be determined on the pricing date. Beginning on May 31, 2024, and on each quarterly Call Date thereafter, we have the right to redeem all, but not less than all, of the Notes at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an Optional Early Redemption. If the Notes are not called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 2 years, unless previously called.
Underlying:	The S&P 500® Index.
Pricing and Issue Dates*:	November 28, 2023 and December 1, 2023, respectively.
Observation Dates†*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	75% of the Starting Value.
Call Dates*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Threshold Value:	75% of the Starting Value.
Contingent Coupon Payment*:	If, on any quarterly Observation Date, the Observation Value of the Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of at least $18.75 per $1,000 in principal amount of Notes (equal to a rate of at least 1.875% per quarter or at least 7.50% per annum) on the applicable Contingent Payment Date (including the Maturity Date). The actual Contingent Coupon Payment will be determined on the pricing date.
Optional Early Redemption:	On any Call Date, we have the right to redeem all (but not less than all) of the Notes at the Early Redemption Amount. No further amounts will be payable following an Optional Early Redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$925.00 and $975.00 per Note.
Underwriting Discount*:	$15.00 (1.50% of the public offering price) per Note.
CUSIP:	09710PAL0
Preliminary Pricing Supplement:	http://www.sec.gov/Archives/edgar/data/70858/000148105723009653/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been previously called)

Hypothetical Returns at Maturity

Underlying Return	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,018.75	1.875%
50.00%	$1,018.75	1.875%
40.00%	$1,018.75	1.875%
30.00%	$1,018.75	1.875%
20.00%	$1,018.75	1.875%
10.00%	$1,018.75	1.875%
5.00%	$1,018.75	1.875%
2.00%	$1,018.75	1.875%
0.00%	$1,018.75	1.875%
-10.00%	$1,018.75	1.875%
-20.00%	$1,018.75	1.875%
-25.00%(2)	$1,018.75	1.875%
-25.01%	$749.90	-25.010%
-30.00%	$700.00	-30.000%
-50.00%	$500.00	-50.000%
-100.00%	$0.00	-100.000%

(1)   The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity.

(2)   This is the Underlying Return which corresponds to the Coupon Barrier and Threshold Value of the Underlying.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
•	The Notes are subject to Optional Early Redemption.
•	You may not receive any Contingent Coupon Payments and the Notes do not provide for any regular fixed coupon payments.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect the levels of the Underlying other than on the Observation Dates.
•	Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated November 22, 2023, Product Supplement EQUITY-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.